                       INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

   This Information Statement is being mailed on or about May 12, 1999 to holders of shares of Common Stock, $0.05 par value (the "Common Stock"), of Shelby Williams Industries, Inc., a Delaware corporation (the "Company"), in connection with the anticipated designation of persons (the "Designated Directors") to the Board of Directors of the Company (the "Board of Directors"). Such designation is to be made pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 5, 1999 among the Company, Falcon Products, Inc., a Delaware corporation ("Falcon"), and SY Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Falcon (the "Offeror"). On May 12, 1999, the Offeror commenced a tender offer (the "Offer") to purchase all outstanding shares (the "Shares") of the Common Stock for $16.50 per share in cash (the "Offer Price").

   NO ACTION IS REQUIRED BY THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE APPOINTMENT OF THE DESIGNATED DIRECTORS. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder require the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors other than at a meeting of the Company's stockholders.

   The Merger Agreement provides that, promptly after the Offeror acquires a majority of the outstanding Shares pursuant to the Offer, the Offeror will be entitled to designate up to that number of directors as will make the percentage of the Designated Directors equal to the aggregate voting power of the Shares held by Falcon or any of its subsidiaries. In the event that the Designated Directors are elected to the Board of Directors, until the effective time of the Merger (the "Effective Time"), the Board of Directors will have at least two directors who are directors as of the date of the Merger Agreement and who are not officers of the Company. The Company has agreed, at the option of Falcon, either to increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable the Designated Directors to be elected or appointed to the Board of Directors.

   The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and certain other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which have been delivered to stockholders of the Company. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "Commission") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Offeror and Falcon (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the
Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the Commission (except that the exhibits thereto cannot be obtained from the regional offices of the Commission) in the manner set forth in Section 8 of the Offer to Purchase, as well as on the World Wide Web site maintained by the Commission on the Internet at http://www.sec.gov.

   The information contained in this Information Statement concerning Falcon, the Offeror and the Designated Directors has been furnished to the Company by Falcon. The Company assumes no responsibility for the accuracy or completeness of such information.

   At the close of business on May 5, 1999, there were 8,761,417 Shares issued and outstanding, excluding options to purchase 227,801 shares.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                AND MANAGEMENT

   The following table sets forth certain information regarding beneficial ownership of Common Stock as of March 1, 1999 by (i) each director of the Company, (ii) each executive officer of the Company, (iii) all executive officers and directors as a group of the Company and (iv) holders of more than 5% of the Company's outstanding shares of Common Stock. Other than as set forth below, there are no persons known by the Company to own beneficially more than 5% of the outstanding Common Stock.

   The following information is furnished as of March 1, 1999 (unless otherwise indicated) to indicate beneficial ownership of the Company's Common Stock by each director and nominee, by certain executive officers of the Company, and by all directors and executive officers as a group. Such information has been furnished to the Company by the indicated owners. Unless otherwise indicated, beneficial ownership is direct.

                                                               Amount
                                                            Beneficially
      Name and Beneficial Owner                                Owned       Percent
      -------------------------                             ------------   -------
      Directors and Executive Officers:
        Robert P. Coulter..................................     85,007(B)     (A)
        William B. Kaplan..................................     14,000(C)     (A)
        Robert E. Lowe.....................................      1,000        (A)
        Douglas A. Parker..................................      5,000(D)     (A)
        Manfred Steinfeld..................................  1,043,053(E)   11.9%
        Paul N. Steinfeld..................................    634,998(F)    7.2%
        Trisha Wilson......................................     13,500(C)     (A)
        Peter W. Barile....................................     78,007(G)     (A)
        Sam Ferrell........................................     24,265(H)     (A)
        All directors and executive officers as a group....  1,898,830(I)   21.7%

      Other 5% Holders
      David L. Babson and Company..........................    883,900(J)   10.1%
      Brinson Partners, Inc................................    551,300(K)    6.3%
      FMR Corp.............................................    428,900(L)    4.9%

--------
(A) Less than 1%.
(B) Includes 45,503 shares owned by Mr. Coulter's wife, as to which he disclaims beneficial ownership. Also includes 5,999 stock options deemed exercised solely for the purpose of showing total shares owned by Mr. Coulter.
(C) Includes 12,000 stock options deemed exercised solely for the purpose of showing total shares owned by such person.
(D) Includes 4,000 stock options deemed exercised solely for the purpose of showing total shares owned by Mr. Parker.
(E) Includes 488 shares owned by The Steinfeld Foundation, an Illinois not-for-profit corporation of which Mr. Steinfeld is an officer and Mr. Steinfeld and his wife are two of three directors; Mr. Steinfeld disclaims beneficial ownership of such shares. Also includes 57,065 shares held by Manfred Steinfeld, Paul N. Steinfeld, Robert P. Coulter and Sam Ferrell as trustees of the Company's Employee Stock Ownership Plan; Mr. Steinfeld disclaims beneficial ownership of such shares. (The shares held by the trustees of said plan are not included in share figures for Paul N. Steinfeld, Robert P. Coulter or Sam Ferrell in order to avoid duplication.) Also includes (i) 300,000 shares owned by The Fern and Manfred Steinfeld Charitable Remainder Trust UTA 10/17/95 (the "CRT"), of which Mr. Steinfeld is settlor and a trustee with sole power as trustee to vote and dispose of said shares (Mr. Steinfeld's wife is the other trustee of the CRT); and (ii) 685,500 shares owned by the Manfred Steinfeld Irrevocable Trust UTA 9/5/97 (the "Living Trust"). Paul N. Steinfeld is trustee of the Living Trust but does not possess voting or investment power with respect to shares of the Company's Common Stock held by the Living Trust; Manfred Steinfeld is settlor of the Living Trust, and the Living Trust provides that, individually (and not in a fiduciary capacity), Manfred Steinfeld shall have the sole power with respect to any action or inaction concerning such shares, including but not limited to voting powers with respect to such shares and investment power, including the power to retain or dispose or direct the disposition of such shares.
(F) Includes 9,998 stock options deemed exercised solely for the purpose of showing total shares owned by Paul N. Steinfeld. Excludes shares held by The Steinfeld Foundation, of which Paul N. Steinfeld is one of three directors and disclaims beneficial ownership. See Note (E).
(G) Includes 3,856 shares held by Mr. Barile as custodian for his child, as to which he disclaims beneficial ownership. Also includes 7,666 stock options deemed exercised solely for the purpose of showing total shares owned by Mr. Barile.
(H) Includes 4,666 stock options deemed exercised solely for the purpose of showing total shares owned by Mr. Ferrell.
(I) See matters covered by the foregoing notes.
(J) Schedule 13G dated February 1, 1999 states that Babson in its capacity as investment advisor may be deemed the beneficial owner of these shares which are owned by numerous investment counseling clients.
(K) Schedule 13G dated February 3, 1999 states that BPI has shares voting and dispositive power with Brinson Holdings, Inc. ("BHI"), SBC Holding (USA), Inc. ("SBCUSA"), Swiss Bank Corporation ("SBC"). The address of BHI is the same as BPI. The address of SBCUSA is 222 Broadway, New York, NY 10038; and the address of SNC is Aeschenplatz 6 CH-4002, Basel, Switzerland.
(J) Schedule 13G dated February 11, 1999 states that FMR has no voting power and sole dispositive power of 428,900 shares at December 31, 1998; Fidelity Low-Priced Stock Fund has an interest in said shares; and that Fidelity Management & Research Company, a wholly-owned subsidiary of FMR, is the beneficial owner of said shares as a result of acting as investment advisor to various investment companies.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

   The Board of Directors presently consists of seven members. Pursuant to the Company's By-laws, the Board of Directors may consist of no more than eight members. It is expected that the Designated Directors will assume office promptly following the purchase of Shares by the Offeror. This step will be accomplished at a meeting or by written consent of the Board of Directors providing that the size of the Board of Directors will be increased and sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Designated Directors will be available. It is currently not known which of the current directors of the Company will resign.

   Falcon and the Offeror have informed the Company that they will choose the Designated Directors from the persons listed below, each of whom has consented to act as a director of the Company. The Designated Directors will constitute a majority of the Board after they are appointed.

Designated Directors

Name                          Age*             Background Information
----                          ----             ----------------------
*Franklin A. Jacobs.......... 66   Chairman of the Board and Chief Executive
                                   Officer of Falcon for more than the last five
                                   years and President of Falcon until December
                                   1995; Director of Top Air Manufacturing, Inc.
*Darryl C. Rosser............ 47   President and Chief Operating Officer of
                                   Falcon since December 1995; prior thereto,
                                   Executive Vice President-Operations since May
                                   1995; prior thereto, Senior Vice President-
                                   Operations since 1993; and prior thereto,
                                   Vice President-Operations since January 1988.
Michael J. Dreller........... 36   Vice President-Finance and Chief Financial
                                   Officer, Secretary and Treasurer of Falcon
                                   since January 1996; prior thereto, Vice
                                   President and Chief Financial Officer of JDI
                                   Group, Inc., a distributor of residential
                                   furniture, for more than the last five years.
Stephen E. Cohen............. 30   Vice President-Sales and Marketing of Falcon
                                   since August 1998; prior thereto, Vice
                                   President-Sales since November 1996; Vice
                                   President-Sales Western Region since October
                                   1995; Vice President-Sales Midwestern Region
                                   since March 1995.
Jackson H. Spidell........... 43   Vice President-Operations of Falcon since
                                   November 1998; prior thereto, Director of
                                   West Michigan Manufacturing Operations-Herman
                                   Miller, Inc., a manufacturer of office
                                   furniture.
Michael J. Kula.............. 49   Vice President-Corporate Technology &
                                   Development of Falcon since November 1998;
                                   Vice President-Operations since July 1996;
                                   prior thereto, Senior Vice President-
                                   Operations of the Gunlocke Company, a
                                   subsidiary of HON Industries, Inc., a
                                   manufacturer of office furniture.
Richard Hnatek............... 54   Senior Vice President-International Sales/New
                                   Chain Development of Falcon since August
                                   1998; Senior Vice President-Sales since
                                   December 1993; Vice President-Sales since
                                   November 1986.

--------
   *Age at February 5, 1999

Current Directors and Executive Officers

   The following is certain biographical information with respect to the current members of the Board of Directors and Executive Officers of the Company.

Name                          Age*             Background Information
----                          ----             ----------------------
Robert P. Coulter............ 56   President and Chief Operating Officer of the
                                   Company since May 1990; prior thereto
                                   President and Treasurer.

William B. Kaplan............ 58   Chairman and CEO of Senior Lifestyle
                                   corporation (development and management of
                                   housing for the elderly).

Robert E. Lowe............... 44   Vice President, Marketing and Strategic
                                   Planning, Beverage Division of Kraft Foods,
                                   Inc. (food manufacturer) from December 1998
                                   to date; prior thereto Vice President,
                                   Corporate Development, Kraft Foods, Inc. from
                                   December 1996 to December 1998; Category
                                   Business Director for Kraft's Jello trademark
                                   from December 1994 to December 1996; and
                                   Director of New Business for Kraft's Post
                                   Cereals from 1991 to December 1994.

Douglas A. Parker............ 42   President of Hospitality Worldwide Services,
                                   Inc. (serves the interior requirements for
                                   the hospitality industry) since January 1997,
                                   and President and CEO during the past five
                                   years of Leonard Parker Company, Inc.
                                   (contract purchasing agents for the
                                   hospitality industry), which became a
                                   subsidiary of Hospitality Worldwide Services,
                                   Inc. in January 1997.

Manfred Steinfeld............ 74   Chairman of Executive Committee since January
                                   1996; Chairman of the Board prior to January
                                   1996; Chief Executive Officer of the Company
                                   prior to May 1991.

Paul N. Steinfeld............ 44   Chief Executive Officer of the Company since
                                   May 1991; Chairman of the Board since January
                                   1996; prior thereto Vice Chairman of the
                                   Board; Chief Administrative Officer of the
                                   Company prior to May 1991.

Trisha Wilson................ 51   President of Wilson & Associates, Inc.
                                   (interior architectural hospitality design).

Peter W. Barile.............. 56   Executive Vice President since May 1990.

Sam Ferrell.................. 57   Vice President of Finance, Chief Financial
                                   Officer and Assistant Secretary since May
                                   1990.

--------
*Age at February 1, 1999

   Manfred Steinfeld is also a director of Amalgamated Trust & Savings Bank. Douglas A. Parker is also a director of Hospitality Worldwide Services, Inc. Manfred Steinfeld is the father of Paul N. Steinfeld; there is no other family relationship between any director or executive officer of the Company. Herbert
L. Roth, who served as a director of the Company until May 5, 1998, is the brother of Walter Roth, who is Secretary of the Company and a partner of the law firm of D'Ancona & Pflaum LLC. The Company retained said firm as legal counsel during the last fiscal year and such retainer is continuing during the current fiscal year.

   To the best of Falcon's knowledge, none of Falcon's designees beneficially own any equity securities, or rights to acquire any equity securities of the Company, or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules of the Commission.

                         BOARD AND COMMITTEE MEETINGS

   The Board of Directors has four standing committees: the executive committee, the audit committee, the executive compensation committee and the stock option committee. The executive committee is composed of Manfred Steinfeld (chairman), Paul N. Steinfeld and Robert P. Coulter. The audit committee is composed of William Kaplan (chairman), Robert Lowe and Douglas A. Parker. The members of the executive compensation and stock option committees are shown above at the end of their report.

   The function of the executive committee is to exercise the power and authority of the Board of Directors as may be necessary during intervals between meetings of the Board of Directors, subject to such limitations as are provided by law, the Company's By-laws or resolutions of the Board of Directors. The function of the audit committee is to review with the independent auditors of the Company the scope and adequacy of the audit of the Company's accounts to be made by such auditors and the accounting practices, procedures and policies of the Company. The function of the executive compensation committee is to examine and make recommendations to the Board as to the compensation to be paid to the executives of the Company. The function of the stock option committee is to grant options under and administer the Company's stock option plans and to have responsibility with respect to the determination and amount of any contribution to the Company's ESOP. The Company does not have a nominating committee.

   The Board of Directors met four times and the audit committee, the stock option committee and the executive compensation committee each met once during 1998. The executive committee did not meet formally in 1998. All directors attended at least 75% of the aggregate of such Board and committee meetings of which they were members.

                 EXECUTIVE COMPENSATION AND OTHER INFORMATION

   The following Summary Compensation Table sets forth, for the periods indicated, the cash compensation and certain other components of compensation of those persons who were, at December 31, 1998, the Chief Executive Officer of the Company and the other four most highly compensated executive officers of the Company.

                                                       Long Term
                                                      Compensation
                                                         Awards
                                                      ------------
                             Annual Compensation(1)    Securities   All Other
Name and Principal         --------------------------  Underlying    Compen-
Position                   Year Salary($) Bonus($)(2)  Options(#)  sation($)(3)
------------------         ---- --------- ----------- ------------ ------------
Paul N. Steinfeld......... 1998  280,000    126,000      5,000        1,075
 Chairman of the Board;    1997  280,000    107,500      5,000          975
 Chief Executive Officer   1996  250,000     71,250      4,000          820

Robert P. Coulter......... 1998  270,000    121,500      5,000        1,075
 President; Chief          1997  270,000    105,000      5,000          975
 Operating Officer         1996  250,000     71,250      4,000          820

Manfred Steinfeld......... 1998  275,000    123,750        -0-          -0-
 Chairman of the Executive
  Committee                1997  275,000    106,250        -0-          -0-
                           1996  250,000     85,000        -0-          -0-

Peter W. Barile........... 1998  130,000     58,500      4,000        1,075
 Executive Vice President  1997  130,000     51,250      4,000          975
                           1996  125,000     37,200      3,000          780

Sam Ferrell .............. 1998  130,000     58,500      4,000        1,075
 Vice President of
  Finance;                 1997  130,000     51,250      4,000          960
 Chief Financial Officer   1996  125,000     36,750      3,000          780

--------
(1) The aggregate amount of any perquisites or other personal benefits was less than 10% of the total of annual salary and bonus and is not included in the above table. The amount of pension payments to Manfred Steinfeld (see below) is also not included in the above table.
(2) The above table includes one-half of the bonuses for 1998. The remaining one-half will be paid in January, 2000, subject to forfeiture (and reallocation to other participants) in the event of certain terminations of employment. At December 31, 1998, an aggregate of $217,000 was accrued for such payments to the persons in the above table.

(3) Dollar amounts shown are allocations under the Company's ESOP described below. The ESOP purchases were allocated to Company stock as follows for the years 1998, 1997 and 1996: Paul N. Steinfeld, 65 shares, 71 shares and 62 shares; Mr. Coulter, 65 shares, 71 shares and 65 shares; Mr. Barile, 65 shares, 71 shares and 62 shares; and Mr. Ferrell, 65 shares, 70 shares and 62 shares. Under mandatory requirements based on age, Manfred Steinfeld's interest in the ESOP was distributed to him in 1995.

   All of the Company's executive officers are eligible to participate in a Senior Management Incentive Plan. The plan each year is based on achieving certain earnings per share objectives for the year, subject to adjustments for certain factors. Certain percentage bonuses are paid depending on the extent to which plan objectives are achieved. If such objectives are fully achieved for 1999, bonuses of 50% of base salary would be paid to participants, of which one-half would be deferred for one year subject to forfeiture (and reallocation to other participants) in the event of certain terminations of employment.

Stock Option Grants

   The Company has a stock option plan under which stock options are granted to key employees. All options are incentive stock options and are granted at 100% of the fair market value at the time of grant, except that options to Paul N. Steinfeld are granted at 110% of the fair market value at the time of grant. A person is not eligible to be granted an option at any time when he owns directly (and not by attribution) stock possessing more than 10% of the total combined voting power of the Common Stock of the Company. Thus Manfred Steinfeld is not eligible to receive options under the stock option plan.

   Shown below is information with respect to individual grants of stock options made during the last completed fiscal year to each of the executive officers named in the summary compensation table.

                       Option Grants in Last Fiscal Year

                                          Individual Grants
                         ---------------------------------------------------- Potential Realizable
                         Number of                                               Value at Assumed
                         Securities   % of Total                                  Annual Rates
                         Underlying Options Granted Exercise Price               of Stock Price
                          Options   to Employees in   Per Share    Expiration   Appreciation For
Name                     Granted(#)   Fiscal Year      ($/Sh.)      Date(1)        Option Term
----                     ---------- --------------- -------------- ---------- ---------------------
                                                                                5%($)      10%($)
                                                                              ---------- ----------
Paul N. Steinfeld.......   5,000         11.6           18.15       1/21/03       14,543     42,117
Robert P. Coulter.......   5,000         11.6           16.50       1/21/03       22,793     50,367
Manfred Steinfeld.......     -0-          N/A             N/A           N/A          N/A        N/A
Peter W. Barile.........   4,000          9.3           16.50       1/21/03       18,234     40,293
Sam Ferrell.............   4,000          9.3           16.50       1/21/03       18,234     40,293

--------
(1) All options become exercisable in one-third increments 15 months, 30 months and 45 months after date of grant.

   Shown below is information with respect to exercises of stock options during the last completed fiscal year by each of the executive officers named in the summary compensation table and the fiscal year-end value of unexercised options.

              Aggregated Option Exercises in Last Fiscal Year and
                         Fiscal Year-End Option Values

                                                      Underlying    Unexercised
                                                      Unexercised  In-the-Money
                               Shares                 Options at    Options at
                             Acquired on               FY-End(#)     FY-End($)
                              Exercise      Value    Exercisable/  Exercisable/
Name                             (#)     Realized($) Unexercisable Unexercisable
----                         ----------- ----------- ------------- -------------
Paul N. Steinfeld...........      -0-         -0-     8,332/9,668   13,076/-0-
Robert P. Coulter...........    3,999      29,158     4,333/9,668    5,419/-0-
Manfred Steinfeld...........      -0-         -0-             -0-          -0-
Peter W. Barile.............      -0-         -0-     6,333/7,667   12,186/-0-
Sam Ferrell.................    3,000      19,624     3,333/7,667    4,062/-0-

Stock Compensation Plans

   The Company maintains an Employee Stock Ownership Plan ("ESOP"). Salaried and commissioned employees who are at least 21 years old and who completed at least 1,000 hours of service during a relevant 12 month period are eligible to participate in the ESOP. The Company is entitled to make contributions to the ESOP either in Company stock or in cash, for the purpose of purchasing Company stock. The amount of the Company's annual contribution is discretionary. For calendar year 1998, the Company contributed $83,000 to the ESOP.

   The amount that the Company contributes to the ESOP is allocated among the accounts of participants who are employed by the Company on the last day of the year in proportion to their relative compensation. A separate account is maintained on behalf of each participant to reflect the shares of Company stock that have been allocated to him or her. Upon termination of employment, participants are eligible to receive a distribution of the Company stock held in their accounts, if termination of employment occurs after the particular participant has been credited with five years of service or on account of death, disability or attainment of age 65.

Pension Plan

   The Company maintains a pension plan covering all salaried and commissioned employees of the Company and those subsidiaries expressly included under the terms of the plan. The Company intends to accrue and fund amounts sufficient to cover normal costs. Each employee who is at least age 21 becomes a participant in the plan after completing 1,000 hours of service during a relevant 12 month period. A participant's benefits are fully vested after five years of service. Benefits are equal to the sum of (i) 2.0% for each pension service year prior to January 1, 1996, times final average annual compensation; plus (ii) 1.5% for each pension service year after December 31, 1995, times final average annual compensation; plus (iii) 1.25% for each pension service year, times final excess compensation (based on social security taxable wage base). Plan benefits are not subject to off-set for social security or other non-plan benefits. No benefits are payable until after five years of participation in the plan. At January 1, 1999 each of the persons named in the summary compensation table above, except Manfred Steinfeld, had been credited with twelve and one-half years of pension service. Under mandatory requirements based on age, Manfred Steinfeld began, in 1995, receiving his annual pension of $88,560.

   The following table indicates examples of annual pension benefits to be paid in an annuity of equal monthly installments upon normal retirement at age 65 (after five years of pension service). Reduced benefits are paid at early retirement after age 55.

                                                Years of Pension Service*
                                         ---------------------------------------
Remuneration                                5      10      15      20     25**
------------                             ------- ------- ------- ------- -------
$100,000................................ $ 9,925 $19,850 $29,775 $39,700 $49,625
 110,000................................  11,300  22,600  33,900  45,200  56,500
 120,000................................  12,675  25,350  38,025  50,700  63,375
 130,000................................  14,050  28,100  42,150  56,200  70,250
 140,000................................  15,425  30,850  46,275  61,700  77,125
 150,000................................  16,800  33,600  50,400  67,200  84,000
 160,000**..............................  18,175  36,350  54,525  72,700  90,875

--------
*As of December 31, 1998, the annual accrued benefit under the plan for each of the executive officers named in the summary compensation table was as follows: Paul N. Steinfeld, $50,300; Robert P. Coulter, $55,200; Manfred Steinfeld, $88,560; Peter W. Barile, $34,850; and Sam Ferrell, $32,950.
**Maximum under the plan.

Report of the Executive Compensation and Stock Option Committees

   The Company applies a consistent philosophy to compensation for all employees, including senior management. This philosophy incorporates the following themes: (i) Compensation should relate to the value created for stockholders; (ii) Compensation programs should support the short and long-term strategic goals and objectives of the Company (iii) Compensation programs should reflect and promote the Company's values, and reward individuals for outstanding contributions to the Company's success; (iv) Short and long-term compensation is critical in attracting and retaining well qualified executives and other employees; (v) Compensation should be based on individual contribution; however, amounts earned by executives in variable compensation programs should be dictated by how the Company performs; and (vi) Compensation should be competitive without being at either the low or high ends of the ranges enumerated for similar positions elsewhere.

   The Company has a simple compensation program that consists of cash and equity based compensation. This program allows the Company to successfully attract and retain key employees, permits it to provide useful products and services to customers, enhance stockholder value, motivate innovation, foster teamwork, and adequately reward employees.

                            Cash-Based Compensation

Salary

   The Company sets base salary for employees based upon the philosophy indicated above. Using these elements, the Executive Compensation Committee compares corresponding amounts paid by other companies selected because of the similarity of their businesses to that of the Company and/or to provide local market comparisons. These companies are not necessarily within the S&P Lodging-Hotels Index which has been used for purposes of comparison in the "Performance Graph." However, the committee believes these companies more accurately reflect the market in which the Company competes for executive talent.

Senior Management Incentive Plan

   The Company sets certain earnings per share objectives, subject to adjustments for certain factors. Bonuses are paid depending on the extent to which plan objectives are achieved. If such objectives are fully achieved for 1999, bonuses of 50% of base salary would be paid to participants, of which one-half would be deferred for one year subject to forfeiture (and reallocation to other participants) in the event of certain terminations of employment.

                           Equity-Based Compensation

Stock Option Plan

   This plan provides additional incentives to maximize stockholder value. The plan also utilizes vesting periods to encourage key employees to continue in the employ of the Company. All options become exercisable in one-third increments 15 months, 30 months and 45 months after the date of grant. The Company grants stock options to a broad-based population of senior and middle management employees. In determining the size of incentive awards to individual key employees, the Stock Option Committee considers a number of factors, including: (i) Level of job responsibilities; (ii) Past performance;
(iii) Size and frequency of grants by comparable companies; (iv) Salary level;
(v) Corporate performance, as measured by various tests of profitability such as operating income, net income and earnings per share; and (vi) Size of any prior grants.

   Executive Compensation
   Committee                    Stock Option Committee
   ----------------------       -----------------------
   Manfred Steinfeld, Chairman  Trisha Wilson, Chairman
   Douglas A. Parker            Robert E. Lowe
   Trisha Wilson

                               PERFORMANCE GRAPH

   The performance graph below shall not be deemed incorporated by reference by any general statement incorporating this Proxy Statement by reference into any filing under the Acts, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

   The graph below compares cumulative total return (assuming reinvestment of dividends) on the Company's Common Stock, for the five-year period shown, compared with the Standard & Poor's 500 Index and the Standard & Poor's Lodging-Hotels Index (fiscal years ending December 31), assuming $100 invested on January 1, 1994 in the Company's Common Stock and in each index.


                                             1993  1994  1995  1996  1997  1998
                                             ----- ----- ----- ----- ----- -----
Shelby Williams Industries, Inc............. 100.0  60.7  87.3  93.2 128.0  95.9
S&P 500..................................... 100.0 101.3 139.4 171.4 228.6 293.9
S&P Lodging-Hotel........................... 100.0  88.9 105.1 125.2 175.3 142.7

                              CERTAIN TRANSACTIONS

   William B. Kaplan, a director of the Company, is chairman and CEO and 50% shareholder of Senior Lifestyle Corporation ("SLC"). Affiliates of SLC have selected and from time to time in the future may select the Company's products for purchase by building projects managed, but not owned, by such affiliates. Neither Mr. Kaplan, SLC nor such affiliates receive any compensation from the Company for such selections.

   Douglas A. Parker, a director of the Company, is president and CEO of Leonard Parker Company, Inc. ("LPC"). LPC purchased products from the Company for resale in the normal course of business in 1998 and such purchases are continuing in 1999. Net sales by the Company to LPC in 1998 amounted to approximately $7,216,000.

   Trisha Wilson, a director of the Company, has recommended or specified and from time to time in the future may recommend or specify the Company's products for projects in connection with which she or her company renders interior architectural hospitality design services. Neither Ms. Wilson nor her company receives any compensation from the Company for such recommendations or specifications.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Commission reports of ownership and changes in ownership of Common Stock and other equity securities of the Company. Officer, directors and greater-than-10% stockholders are required by the Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

   Based solely on review of the copies of such reports furnished to the Company or written representations that not other reports were required, the Company believes that, during the 1998 fiscal year, all filing requirements applicable to its officers, directors and greater-than-10% beneficial owners were complied with.